EXHIBIT 99.19
CONSENT OF EXPERT
I, Tommaso Roberto Raponi, P. Eng., do hereby consent to the filing of the resources information in the Annual Information Form (the “AIF”) of Alamos Gold Inc. (the “Company”) for the year ended December 31, 2024, and the use of my name in the Annual Information Form and Annual Report on Form 40-F of the Company for the year ended December 31, 2024, filed with the United States Securities and Exchange Commission, and any amendments thereto, and the incorporation by reference into the Registration Statements on Form F-10 (Registration No. 333-272309), Form F-3 (Registration No. 333-236697) and Form S-8 (Registration Nos. 333-206182 and 333-280913) of the Company filed with the United States Securities and Exchange Commission, of the Company’s AIF and Annual Report on Form 40-F.
Dated: March 31, 2025

By:     /s/ Tommaso Roberto Raponi
Name:    Tommaso Roberto Raponi